UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SRA International, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.004 per share

(Title of Class of Securities)

78464R 10 5

(CUSIP Number)

Sterling Holdco Inc.

Sterling Parent Inc.

c/o Providence Equity Partners L.L.C.

Attention: Christopher C. Ragona

9 West 57th Street, Suite 4700

New York, NY 10019

212-588-6700

Copies to:

Roman A. Bejger, Esq. Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903 (401) 751-1700	Margaret A. Davenport, Esq. William D. Regner, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Sterling Holdco Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Sterling Parent Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Providence Equity Partners VI L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Providence Equity Partners VI-A L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Providence Equity GP VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 78464R 10 5		13D

1	Name of Reporting Person. Providence Equity Partners VI L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 0%

14	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 amends the Schedule 13D (the “Original Schedule 13D”) filed on behalf of following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Sterling Holdco Inc., a Delaware corporation (“Holdco”); (ii) Sterling Parent Inc., a Delaware corporation (“Parent”), (iii) Providence Equity Partners VI L.P., a Delaware limited partnership (“PVI”), (iv) Providence Equity Partners VI-A L.P., a Delaware limited partnership (“PVI-A”), (v) Providence Equity GP VI, L.P., a Delaware limited partnership (“PEP LP”) and (vi) Providence Equity Partners VI L.L.C., a Delaware limited liability company (“PEP GP”) on April 8, 2011 relating to shares of Class A Common Stock, par value $0.004 per share of the SRA International, Inc. (the “Company”).

Capitalized terms used but not defined herein have the meanings assigned to them in the Original Schedule 13D. Unless set forth below, all previous Items set forth in the Original Schedule 13D are unchanged.

Item 4.                   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 20, 2011, pursuant to the terms of the Merger Agreement, and upon satisfaction of the conditions set forth therein, Merger Sub was merged with and into the Company, with the Company as the surviving corporation in the Merger and a privately-held subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), on July 20, 2011, by virtue of the Merger, all shares of Common Stock (the “Former Common Stock”) other than (a) treasury shares owned by the Company, (b) shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares contributed to Holdco by the Ernst Volgenau Revocable Trust and then contributed to Parent by Holdco (the “Rollover Shares”) and (c) shares owned by stockholders who did not vote in favor of the proposal to adopt the Merger Agreement at the special meeting of the stockholders of the Company and have exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law, were canceled and converted into the right to receive $31.25 per share in cash without interest (the “Merger Consideration”). At the Effective Time, by virtue of the Merger, all (a) treasury shares owned by the Company and (b) Rollover Shares, were canceled without consideration therefor. As a result of the Merger, the Company no longer has outstanding securities registered under Section 12 of the Exchange Act.

At the Effective Time, by virtue of the Merger, each issued and outstanding share of capital stock of Merger Sub was converted into one newly issued share of common stock, par value $0.01 per share (the “Private Stock”), of the Surviving Corporation. The Private Stock is not registered under Section 12 of the Exchange Act.

At the Effective Time, by virtue of the Merger, each share of Former Common Stock and each share of vested and unvested restricted stock, in each case other than the Rollover Shares, that may deemed to be beneficially owned by the Reporting Persons was canceled and converted into the right to receive the Merger Consideration. As a result of these transactions, the Reporting Persons may no longer be deemed to beneficially own any shares of Former Common Stock.

Item 5.                   Interest in Securities of the Issuer

Items 5(a), 5(b), 5(c) and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) As a result of the transactions described in Item 4, as of July 20, 2011 the Reporting Persons may no longer be deemed to share beneficial ownership of any shares of Former Common Stock.

(b) As a result of the transactions described in Item 4, as of July 20, 2011 the Reporting Persons may no longer be deemed to have shared voting power over any shares of Former Common Stock.

(c)  Except for the transactions described in Item 4, there were no transactions in the Former Common Stock effected by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of July 20, 2011 the Reporting Persons ceased to be deemed beneficial owners of more than five percent of the outstanding Former Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2011

STERLING HOLDCO INC.

By:	/s/ Julie Richardson
Name: Julie G. Richardson
Title: President

STERLING PARENT INC.

By:	/s/ Julie Richardson
Name: Julie G. Richardson
Title: President

PROVIDENCE EQUITY PARTNERS VI L.P.

By:	Providence Equity GP VI, L.P., its sole general partner
By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Name: Julie G. Richardson
Title: Managing Director

PROVIDENCE EQUITY PARTNERS VI-A L.P.

By:	Providence Equity GP VI, L.P., its sole general partner
By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Name: Julie G. Richardson
Title: Managing Director

PROVIDENCE EQUITY GP VI, L.P.

By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Name: Julie G. Richardson
Title: Managing Director

PROVIDENCE EQUITY PARTNERS VI L.L.C.

By:	/s/ Julie G. Richardson
Name: Julie G. Richardson
Title: Managing Director